SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                              ------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)




                            Sonic Automotive, Inc.
                               (Name of Issuer)

                Class A Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  835456 10 2
                                (CUSIP Number)

  Michael N. Schaeffer, Esq.; Kemp, Schaeffer, Rowe & Lardiere Co., L.P.A.;
               88 West Mound Street, Columbus, Ohio 43215-5018;
                           Telephone (614) 224-2678
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 8, 1997
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following pages)



                              Page 1 of 7 Pages

CUSIP NO.   835456 10 2                13D       PAGE 2 OF 7 PAGES
          ----------------------
--------------------------------                 -------------------------------


1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Bud C. Hatfield
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)|_|
                                                                         (b)|X|

3      SEC USE ONLY

4      SOURCE OF FUNDS* OO (See Item 3)
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 |_|

       CITIZENSHIP OR PLACE OF ORGANIZATION
6      United States

    NUMBER OF       7   SOLE VOTING POWER
     SHARES             427,190.  See Items 5 and 6.
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                    8   SHARED VOTING POWER
                        -0-
                    9   SOLE DISPOSITIVE POWER
                        427,190.  See Items 5 and 6.
                        SHARED DISPOSITIVE POWER
                   10   -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       427,190.
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%.
       TYPE OF REPORTING PERSON*
14     IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 7 Pages

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ITEM 1.     SECURITY AND ISSUER.

            This Schedule is filed with respect to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Sonic Automotive, Inc., a Delaware corporation (the "Company"). The person reporting on this Schedule is the owner of only Class A Preferred Stock, Series I (the "Preferred Stock"), of the Company. Each share of the Common Stock entitles the holder to one vote. Each share of the Preferred Stock entitles the holder to a number of votes based on an "as if converted into Common Stock" basis. For a discussion of the convertibility, voting rights and other attributes of the Preferred Stock, see the discussion in the Certificate of Designation, Preferences and Rights of Class A Convertible Preferred Stock filed with the State of Delaware Office of the Secretary of State, which is incorporated into this Schedule by reference. See Exhibit No. 1. The principal executive offices of the Company are located at 5401 East Independence Boulevard, Charlotte, North Carolina 28212.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Schedule is filed on behalf of a Bud C. Hatfield. Mr. Hatfield is a United States citizen whose business address is 1500 Automall Drive, Columbus, Ohio, 43228.

            During the last five years, Mr. Hatfield has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The 427,190 shares of Common Stock reported by this Schedule as beneficially owned by Mr. Hatfield (the "Shares") have been determined from the current conversion value of 8,971 shares of Preferred Stock acquired by Mr. Hatfield on July 8, 1998. These shares of Preferred Stock were acquired by Mr. Hatfield in partial consideration for the sale to the Company by Mr. Hatfield of his ownership interest in the assets of four corporations (the "Acquired Corporations") pursuant to the terms and conditions of an Asset Purchase Agreement dated as of February 4, 1998, as amended (the "Agreement"), among Mr. Hatfield, the Company, Dan E. Hatfield and the Acquired Corporations. See Exhibit No. 2.

ITEM 4.     PURPOSE OF TRANSACTION.

            Mr. Hatfield acquired the Shares in connection with the sale to the Company of the assets of the Acquired Corporations. His purpose in acquiring the Shares was to effectuate the sale of the Acquired Corporations and participate in the future financial growth of the Company. Except as indicated below, Mr. Hatfield has no present plans or proposals that relate to or would result in:



                              Page 3 of 7 Pages

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            (a) the acquisition by any person of additional securities of the
            Company, or the disposition of securities of the Company;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

            (c) a sale or transfer of a material amount of assets of the Company;

            (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j) any action similar to any of those enumerated above.

            The Company's Board of Directors currently consists of seven directors. The Company's bylaws provide for a Board consisting of three to ten directors. As provided in the bylaws, such vacancy shall be filled by action of the current directors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The 427,190 Shares constitute approximately 7.3% of the Common Stock and approximately 0.0077% of the combined voting power of all of the Company's common stock outstanding at the date of filing of this Schedule. All of the Shares are shares Mr. Hatfield has a right to acquire upon exercise of a currently exercisable conversion feature of the Preferred Stock. See Item 6.

            Mr. Hatfield has effected no transactions in the Common Stock during the past 60 days, except as explained in Item 3.



                              Page 4 of 7 Pages

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            Mr. Hatfield has sole voting and dispositive power over the Shares.
            But see Item 6 below.

ITEM 6. CONTRACTS, ARRANGEMENTS. UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            As indicated in Item 3, Mr. Hatfield's purchase of the Shares was financed by the sale to the Company of the assets of the Acquired Corporations pursuant to the terms of the Agreement. See Exhibit No. 2.

            Mr. Hatfield has also entered into an Escrow Agreement with the Company and First Union National Bank dated as of July 8, 1998, with respect to the Preferred Stock pursuant to which 1600 shares of Preferred Stock are escrowed. 320 of the shares of Preferred Stock are escrowed for a period of 90 days to secure the Company's interests in the post-closing purchase price adjustments under the Agreement; 1280 of the shares of Preferred Stock are escrowed for a period of one year from the date of acquisition thereof to secure the Company's indemnification rights under the Agreement. The Escrow Agreement also prohibits the transfer of the Shares prior to their release from escrow except in certain limited circumstances. Mr. Hatfield retains voting rights with respect to the Shares. Any dividends paid by the Company during the escrow period shall also be subject to the escrow. See Exhibit No. 3.





                              Page 5 of 7 Pages

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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.                        Description
1            Certificate of Designations dated March 20, 1998
2            Asset Purchase Agreement dated as of February 4, 1998, as
             amended
3            Escrow Agreement dated July 8, 1998




                        Page 6 of 7 Pages

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                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 1998


/s/Bud C. Hatfield
Bud C. Hatfield




            Page 7 of 7 Pages